                           Zhone Technologies, Inc.
                            7001 Oakport@Zhone Way
                           Oakland, California 94621

May 7, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Zhone Technologies, Inc.
    Request to Withdraw Registration Statement on Form S-1
    File No. 333-48206

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Zhone Technologies Inc., a Delaware corporation ("Zhone"), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-48206) together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 19, 2000.

The Registration Statement was filed in connection with the proposed initial public offering of Zhone's common stock, $0.001 par value per share (the "Common Stock"). As a result of unfavorable market conditions, Zhone has determined that it will not proceed with the public offering of the Common Stock as contemplated in the Registration Statement.

Zhone confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued. Zhone also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Andrew Zeif, Esq. of Gray Cary Ware & Freidenrich LLP, outside legal counsel to Zhone, at (650) 833-2459.

Sincerely,

Zhone Technologies, Inc.


By: /s/ Mory Ejabat
   ------------------------------------------
        Mory Ejabat
        President and Chief Executive Officer


cc:     Shauna Steele, Esq.
        Todd E. Hardiman
        Andrew Zeif, Esq.